<SEQUENCE>1
<FILENAME>etlo_sc13G/A.txt


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G/A

                               AMENDMENT No. 1

                    Under the Securities Exchange Act of 1934

                                  Etelos, Inc.
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    29760D100
                                 (CUSIP Number)

                               December 31, 2009
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)




----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 9 Pages

CUSIP No. 29760D100                    13G/A                 Page 2 of 9 Pages
--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Fund, LP
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER

		423,372 shares of Common Stock

OWNED BY       -----------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -----------------------------------------------------------------

PERSON WITH:  (8)    SHARED DISPOSITIVE POWER

		423,372 shares of Common Stock

--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                423,372 shares of Common Stock

--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                         [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.71%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
--------------------------------------------------------------------------------

CUSIP No. 29760D100                    13G/A                 Page 3 of 9 Pages
--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Overseas Fund, Ltd.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER

		957,677 shares of Common Stock

OWNED BY       -----------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER

                957,677 shares of Common Stock

--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                957,677 shares of Common Stock

--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            3.86%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
--------------------------------------------------------------------------------

CUSIP No. 29760D100                    13G/A                  Page 4 of 9Pages
--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Capital Management, L.P.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER

                1,381,049 shares of Common Stock

OWNED BY       -----------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER

                1,381,049 shares of Common Stock

--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,381,049 shares of Common Stock

--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.56%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
--------------------------------------------------------------------------------

CUSIP No. 29760D100                    13G/A                  Page 5 of 9 Pages
--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Sander Gerber
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER

                1,381,049 shares of Common Stock

OWNED BY       -----------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER

		1,381,049 shares of Common Stock

--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

                1,381,049 shares of Common Stock

--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
           5.56%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------------------------------------------------------------------------------

CUSIP No. 29760D100                    13G/A                 Page 6 of 9 Pages
--------------------------------------------------------------------------------

This Amendment No. 1 (this "Amendment") amends the statement on
Schedule 13G filed on May 12, 2008 (as amended, the "Schedule 13G")
with respect to the shares of common stock, $0.01 par value per share, (the "Common Stock") of Etelos, Inc.,
(the "Company").   Capitalized terms used herein and not otherwise
defined in this Amendment have the meanings set forth in the
Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c) and 4 in their entirety.



Item 2(a).  Name of Person Filing

      This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to the shares of Common Stock beneficially owned by the Reporting Person.

FUNDS

(i) Hudson Bay Fund, LP, with respect to the shares of Common Stock beneficially owned by it.

(ii) Hudson Bay Overseas Fund, Ltd. with respect to the shares of Common Stock beneficially owned by it.

      INVESTMENT MANAGER

(iii) Hudson Bay Capital Management, L.P., (the "Investment Manager"), with respect to the shares of Common Stock beneficially owned by Hudson Bay Fund, LP and Hudson Bay Overseas Fund, Ltd. (together, the "Hudson Bay Funds") and to which the Investment Manager serves as investment manager.

      REPORTING INDIVIDUAL

(iv) Mr. Sander Gerber ("Mr. Gerber"), with respect to the shares of Common Stock held by each of the Hudson Bay Funds.


      The Investment Manager serves as the investment manager to each of the Hudson Bay Funds. Mr. Gerber is an executive officer of the Investment Manager.

Item 2(b).  Address of Principal Business Office or, if none, Residence

      The address of the principal business office of Hudson Bay Overseas Fund, Ltd. is:

      Walkers SPV Limited, Walker House
      PO Box 908GT, Mary Street
      Georgetown, Grand Cayman
      Cayman Islands

      The address of the principal business office of each of the other Reporting Persons is:

      120 Broadway, 40th Floor
      New York, NY 10271

Item 2(c).  Citizenship

      Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

CUSIP No. 29760D100                   13G/A                  Page 7 of 9 Pages
--------------------------------------------------------------------------------

Item 4.     Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereton and is incorporated herein by reference for each such Reporting Person.


          The Company's quarterly report for the quarterly period ended September 30, 2009 filed on Form 10-Q on November 19, 2008, indicates that as of September 30, 2009, there were 24,826,360 shares of Common Stock outstanding. The holdings and the ownership percentages of the Reporting Persons set forth on the cover pages reflect the Reporting Persons' holdings as of December 31, 2009.The percentages set forth on Row 11 of the cover page for each Reporting Person is based on the Company's outstanding shares of Common Stock as of December 31, 2009.



         The Investment Manager, which serves as the investment manager to the Hudson Bay Funds, may be deemed to be the beneficial owner of all Shares owned by the Hudson Bay Funds. Each of the Reporting Individuals, as executive officers of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all Shares owned by the Hudson Bay Funds. Each of the Investment Manager and the Reporting Individuals hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.






Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 16, 2010, by and among Hudson Bay Fund, LP, Hudson Bay Overseas Fund, Ltd., Hudson Bay Capital Management, L.P. and Sander Gerber.

CUSIP No. 29760D100                    13G/A                   Page 8 of 9 Pages
--------------------------------------------------------------------------------

SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 16, 2010

HUDSON BAY FUND, L.P.				HUDSON BAY OVERSEAS FUND, LTD.

By: Hudson Bay Capital Management, L.P.	By: Hudson Bay Capital Management, L.P.
Investment Manager				Investment Manager

By: /s/ Sander Gerber				By: /s/ Sander Gerber
Name:	Sander Gerber				Name:  Sander Gerber
Title: 	Authorized Signatory			Title:	Authorized Signatory



HUDSON BAY CAPITAL MANAGEMENT, L.P.		/s/ Sander Gerber
						SANDER GERBER
By: /s/ Sander Gerber
Name:	Sander Gerber
Title: 	Authorized Signatory

CUSIP No. 29760D100                   13G/A                 Page 9 of 9 Pages
--------------------------------------------------------------------------------

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share of Etelos Inc, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 16, 2010


HUDSON BAY FUND, L.P.				HUDSON BAY OVERSEAS FUND, LTD.

By: Hudson Bay Capital Management, L.P.	By: Hudson Bay Capital Management, L.P.
Investment Manager				Investment Manager

By: /s/ Sander Gerber				By: /s/ Sander Gerber
Name:	Sander Gerber				Name:  Sander Gerber
Title: 	Authorized Signatory			Title:	Authorized Signatory



HUDSON BAY CAPITAL MANAGEMENT, L.P.		/s/ Sander Gerber
						SANDER GERBER
By: /s/ Sander Gerber
Name:	Sander Gerber
Title: 	Authorized Signatory

DOC ID-11071009.1